UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-33805

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Och-Ziff Capital Management Group LLC

Full Name of Registrant

N/A

Former Name if Applicable

9 West 57th Street

Address of Principal Executive Office (Street and Number)

New York, New York 10019

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

Och-Ziff Capital Management Group LLC (the “Company”) was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”) by March 3, 2014, without unreasonable effort or expense because it is working to resolve certain outstanding comments that the Company recently received from the staff of the Securities and Exchange Commission (the “SEC”) in connection with its periodic review of the Company’s reports. None of the comments raised by the SEC would have any impact on the Company’s Economic Income, Distributable Earnings and Distributable Earnings per Adjusted Class A Share, each as previously reported.

Specifically, the Company is currently addressing the SEC’s comments on the Company’s accounting relating to (i) the non-consolidation of the collateralized loan obligation vehicles (“CLOs”) it manages; and (ii) deferral of certain income attributable to its consolidated funds.

With respect to the Company’s CLOs, the SEC has questioned whether the Company is the primary beneficiary of the CLOs, which would require the Company to consolidate the CLOs in its consolidated financial statements. If the Company were to consolidate the CLOs, it would include the assets, liabilities, income and expenses of such CLOs in its consolidated financial statements (none of which would be available to, or obligate, the Company or the Class A shareholders). This change would not have any impact on the Company’s Economic Income, Distributable Earnings and Distributable Earnings per Adjusted Class A Share, each as previously reported, and the Company does not expect it to have any impact on GAAP Net Income (Loss) Allocated to Class A Shareholders.

The Company also received a comment from the SEC related to the deferral of its incentive income allocation from its consolidated funds until all contingencies have been resolved and the allocation is no longer subject to repayment to the relevant consolidated funds (“clawback”). The SEC has provided a view that, if applied, would result in the allocation to the Class A Shareholders of a portion of the consolidated funds’ earnings that is still subject to clawback to the extent of future losses. This would result in a change to the Company’s Consolidated GAAP Net Income (Loss), Consolidated GAAP Net Income (Loss) Allocated to Class A Shareholders and to Noncontrolling Interests, Shareholders’ Equity (Deficit) Attributable to Class A Shareholders and to Noncontrolling Interests, and related income taxes. The Company is continuing to evaluate the impact on its historic periods. There would be no impact on the Company’s Economic Income, Distributable Earnings and Distributable Earnings per Adjusted Class A Share, each as previously reported.

This Form 12b-25 contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We generally identify forward-looking statements by terminology such as “outlook,” “believe,” “expect,” “potential,” “continue,” “may,” “will,” “should,” “could,” “seek,” “approximately,” “predict,” “intend,” “plan,” “estimate,” “anticipate,” “opportunity,” “comfortable,” “assume,” “remain,” “maintain,” “sustain,” “achieve,” “see,” “think,” “position” or the negative version of those words or other comparable words. Such forward-looking statements include statements regarding the timing of filing of the 2013 Form 10-K and the contents thereof, including results of operations for the fiscal years ended December 31, 2013 and December 31, 2012. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. In any forward-looking statement in which the Company expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The Company cautions investors not to place undue reliance on the forward-looking statements contained herein. All forward-looking statements are based on information currently available to the Company on the date hereof, and the Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this presentation, except as required by law.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joel M. Frank	(212)	790-0041
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒* No ☐

*	Refer to the Company’s 2013 Fourth Quarter and Full Year Results as set forth in the Company’s Form 8-K furnished on February 6, 2014, as supplemented by the discussion herein in Part III.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Och-Ziff Capital Management Group LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 4, 2014	By:	/s/ Joel M. Frank
Joel M. Frank
Chief Financial Officer, Senior Chief Operating Officer and Executive Managing Director

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)